TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta  T5S 1S7

Telephone:  (780) 930-7072  Fax:  (780) 930-7073

July 29, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

EDMONTON - Titan Trading Analytics Inc. (“Titan”) announced today it intends to proceed with a non-brokered private placement offering units (“Units”) at a subscription price of $0.18 Canadian ($0.15 US) per Unit. Each Unit will consist of one (1) common share in the capital of Titan and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share in the capital of Titan for a price of $0.30 Canadian ($0.25 US) on the date which is two years from the initial Closing Date.  The private placement will be conducted in the reliance upon certain prospectus and registration exemptions. The amount to be raised under the private placement is Canadian $662,000.00 (US $550,000) and the proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital. Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.